Exhibit 99.5

2012	Hfx No. 410368

SUPREME COURT OF NOVA SCOTIA

BETWEEN:

[Seal]	YM BIOSCIENCES INC.	Court Administration	APPLICANT
DEC 21 2012
Halifax, N.S.

- and – ALL HOLDERS OF COMMON SHARES OF YM BIOSCIENCES INC. AS OF CLOSE OF BUSINESS ON DECEMBER 31, 2012

RESPONDENTS

AMENDED INTERIM ORDER

JUSTICE GLEN G. McDOUGALL

BEFORE THE HONOURABLE	IN CHAMBERS:

Upon motion made by YM Biosciences Inc. (“YM”) for an Interim Order for advice and directions of this Honourable Court under Section 130(1) of the Companies Act (the “Act”) in connection with an Arrangement (as defined herein) involving YM under Section 130 of the Act being heard this day;

Upon reading the Affidavit of Leonard Vernon, sworn December 14, 2012 (the “Affidavit”) and other materials on file herein;

And upon hearing the submissions of J. Andrew Fraser, counsel for YM;

Upon motion of YM, it is hereby ordered that (Definitions, for purposes of this Interim Order, are as set out in Schedule 1 hereto):

SPECIAL MEETING

1.                                      YM call, hold and conduct a special meeting (“Meeting”) of the holders (the “Shareholders”) of YM common shares (“YM Common Shares”) to be held on Thursday, January 31, 2013 at the offices of Gowling Lafleur Henderson LLP, Suite 1600, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1G5, at 10:00 a.m. (Toronto Time) to:

(a)                                 consider and, if deemed advisable, pass a special resolution (the “Arrangement Resolution”) to approve the arrangement (the “Arrangement) contemplated by the plan of arrangement (the “Plan of Arrangement”) substantially in the form attached as Schedule “B” to the arrangement agreement (the “Arrangement Agreement”), which Arrangement Agreement is attached as Exhibit “A” to the Affidavit; and

(b)                                 transact such other business as may properly come before the Meeting.

2.                                      The Meeting shall be called, held and conducted in accordance with the Act and the articles of association of YM, subject to the rulings and directions ordered herein.

3.                                      Notwithstanding any of the provisions of the Act or the articles of association of YM, the board of directors of YM (the “Board”) shall be entitled to adjourn or postpone the Meeting by resolution on one or more occasions without the necessity of first convening the Meeting or conducting any vote of the Shareholders respecting the adjournment or postponement and any such postponement or adjournment shall not affect the Record Date (as defined herein) for determining those Shareholders entitled to notice of the Meeting and entitled to vote at the Meeting.

4.                                      Notice of any such adjournment or postponement shall be given by news release posted conspicuously on YM’s website, newspaper advertisement, or by notice to the Shareholders by one of the methods specified in paragraph 8 of this Interim Order, as determined by the Board to be the most appropriate method of providing notice.

RECORD DATE

5.                                      The record date (the “Record Date”) for determining the Shareholders entitled to receive a notice of meeting (the “Notice”), a management information circular prepared in accordance with applicable corporate and securities laws (the “Circular”), a proxy (the “Proxy” and together with the Notice, and the Circular, the “Meeting Materials”) in respect of the Meeting and entitled to vote at the Meeting shall be the close of business on Monday, December 31, 2012 as previously approved by the Board and referenced in the Circular. Only the Shareholders whose names have been entered in the central securities registers of YM at the close of business on the Record Date will be entitled to receive notice of and vote at the Meeting.

MEETING MATERIALS

6.                                      The Notice and Proxy in substantially the same form as contained in Exhibits “B” and “C” respectively, to the Affidavit, and the Circular with (subject to the terms of the Arrangement Agreement) such amendments, revisions or supplements thereto, as counsel for YM may advise are necessary or desirable, provided that any such amendments, revisions or supplements are not inconsistent with the terms of this Interim Order, shall be distributed to the Shareholders as at the Record Date, to the Board, and to YM’s auditors.

ARRANGEMENT AMENDMENTS

7.                                      YM is authorized to make such amendments, revisions or supplements to the Arrangement (including the Plan of Arrangement) as it may determine are appropriate, subject to the terms of the Arrangement Agreement and this Interim Order, without any additional notice to the Shareholders, and the Arrangement as so amended, revised or supplemented, shall be the Arrangement to be submitted to the Meeting and the subject of the Arrangement Resolution.

DISTRIBUTION OF MEETING MATERIALS

8.                                      The Meeting Materials, a copy of the Notice of Application relating to the Final Application (defined below) and a copy of this Interim Order, shall be sent at least twenty-one (21) days prior to the date of the Meeting, excluding the date of the Meeting, by one or more of the following methods:

(a)                                 in the case of a registered Shareholder, by prepaid ordinary mail, by courier, or by delivery in person, addressed to the Shareholder at his, her or its last known address as it appears on the applicable register of YM as at the Record Date or as otherwise reflected in YM’s books and records as at the Record Date;

(b)                                 in the case of a non-registered Shareholder that is an objecting beneficial owner (as that term is used in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”)), by providing, at least four (4) business days prior to the 21st day prior to the Meeting, sufficient copies of the Meeting Materials to intermediaries and registered nominees to facilitate the broad distribution of the Meeting Materials to non-registered Shareholders;

(c)                                  in the case of a non-registered Shareholder that is a non-objecting beneficial owner (as that term is used in NI 54-101), by prepaid ordinary mail, by courier, or by delivery in person, addressed to such non-registered Shareholder at his, her or its last known address as it appears on the non-objecting beneficial owner list (as that term is used in NI 54-101) requested by YM in connection with the Meeting;

(d)                                 in the case of the members of the Board, by courier or by delivery in person or by facsimile or other electronic means (provided such persons have consented to delivery by facsimile or other electronic means), addressed or transmitted to each director at the address or facsimile number, as applicable, of each director; and

(e)                                  in the case of YM’s auditors, by courier or by delivery in person or by facsimile or other electronic means (provided the auditors have consented to delivery by facsimile or other electronic means), addressed or transmitted to the auditors at the address or facsimile number, as applicable, of the auditors;

9.                                      The Meeting Materials shall be deemed, for the purposes of this Interim Order and the application (the “Final Application”) for the final order (the “Final Order”) to approve the Arrangement, to have been received:

(a)                                 in the case of distribution by prepaid ordinary mail, three (3) business days after delivery thereof to the post office;

(b)                                 in the case of distributions by courier, one (1) business day after receipt by the courier;

(c)                                  in the case of distribution by delivery in person, upon receipt thereof by the intended addressee; and

(d)                                 in the case of distribution by facsimile or other electronic means, upon the transmission thereof.

10.                               Notice of amendments, updates or supplements to any of the information provided in the Meeting Materials may be communicated to the Shareholders by news release posted conspicuously on YM’s website, newspaper advertisement, or by notice sent to the Shareholders by any of the methods set forth in paragraph 8 above as determined by the Board to be the most appropriate method of providing notice.

11.                               Any amendments, updates, or supplements to any of the information provided in the Meeting Materials will be deemed to have been received within the times provided in paragraph 9, in the case of notice provided by mail, courier, delivery in person or delivery by facsimile or other electronic means, and at the time of publication, in the case of notice provided by news release or newspaper advertisement.

PERMITTED ATTENDEES

12.                               The only persons entitled to attend the Meeting shall be:

(a)                                 the Shareholders of record as of the Record Date or their respective proxyholders;

(b)                                 YM’s directors, officers, auditors and advisors;

(c)                                  representatives of Gilead Sciences, Inc. (“Gilead”); and

(d)                                 other persons, with the permission of the chairperson of the Meeting.

QUORUM

13.                               A quorum of the Meeting shall be two (2) or more the Shareholders present in person or by proxy and entitled to vote at such Meeting and holding five percent (5%) or more of the issued and outstanding YM Common Shares, in accordance with the articles of association of YM.

14.                               If no quorum of the Shareholders is present within thirty (30) minutes of the appointed time of the Meeting, the Meeting shall stand adjourned to the same day in the next week if a business day and, if such day is a not a business day, the Meeting shall be adjourned to the next business day at the same time and place, and if at such adjourned meeting a quorum is not present, the Shareholders present, if at least two (2), shall be a quorum for all purposes.

SCRUTINEERS

15.                               The scrutineers for the Meeting shall be CIBC Mellon Trust Company (“CIBC”), acting through its representative Canadian Stock Transfer Company Inc., and the scrutineers shall be responsible to report to the chairperson of the Meeting on:

(a)                                 the deposit and validity of the Proxies received;

(b)                                 quorum of the Meeting; and

(c)                                  the polls taken or ballots cast, if any, at the Meeting.

PROXIES

16.                               YM is authorized to use the form of Proxy in substantially the same form as are attached as Exhibit “C” to the Affidavit, subject to YM’s ability to insert dates, the time and location of the Meeting, and other relevant information in the final form of Proxy and to make other non-substantive changes and changes legal counsel may advise as are necessary or appropriate.

17.                               YM is authorized, at its expense, to solicit Proxies directly and through its officers, directors and employees and through such agents or representatives as it may retain for that purpose and by mail, telephone or such other form of personal or electronic communication as it may determine, subject to the terms of the Arrangement Agreement and this Interim Order.

18.                               The procedures for the use of Proxies at the Meeting shall be as set out in the Circular and in the form of Proxy, and for greater certainty, completed Proxies must be deposited with CIBC in the manner specified in the Circular and form of Proxy on or before 10:00 a.m. (Toronto Time) on Tuesday, January 29, 2013, subject to YM’s discretion, should it deem it advisable to do so, to waive such time limits.

VOTING

19.                               Votes taken at the Meeting in respect of the Arrangement Resolution shall be on the basis that each Shareholder shall be entitled to one (1) vote for each YM Common Share held by such Shareholder and, subject to such further Order of this Honourable Court, the vote required to pass and approve the Arrangement Resolution shall be by a majority in number representing three-quarters (3/4) in value of the YM Common Shares, present either in person or by proxy at the Meeting, excluding spoiled, illegible, defective votes and abstentions.

DISSENT RIGHTS

20.                               Registered Shareholders shall be entitled to exercise dissent rights with respect to the Common Shares held by such holders (“Dissent Rights”) in connection with the Arrangement in the manner set out in Section 2 of the Third Schedule to the Act, as modified by this Interim Order and Section 3.1 of the Plan of Arrangement, provided a notice of dissent duly and validly given by a registered Shareholder exercising Dissent Rights (“Notice of Dissent”) is received by YM by no later than the time on the date of the Meeting at which the Meeting is scheduled to commence, provided that, without limiting the generality of the foregoing, Shareholders who duly exercise such Dissent Rights and who are ultimately determined to be entitled to be paid fair value for their YM Common Shares shall be deemed to have transferred such YM Common Shares, as of the time of filing of the Final Order giving effect to the Arrangement, without any further act or formality, to 3268218 Nova Scotia Limited (the “Purchaser”) in consideration of a payment of cash by the Purchaser equal to such fair value.

21.                               In no circumstances shall Gilead, the Purchaser, YM or any other person be required to recognize a person exercising Dissent Rights unless such person is the registered holder of those Common Shares in respect of which such rights are sought to be exercised.

22.                               For greater certainty, in no case shall Gilead, the Purchaser, YM or any other person be required to recognize registered Shareholders who have validly exercised its Dissent Rights and have not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the YM Common Shares in respect of which Dissent Rights are validly exercised by such registered Shareholders (“Dissenting Shareholders”)as holders of YM Common Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 2.3(e) of the Plan of Arrangement. The names of such Dissenting Shareholders shall be removed from YM’s register of holders of YM Common Shares in respect of which Dissent Rights have been validly exercised as of the time of filing of the Final Order with the Registrar of Joint Stock Companies appointed under the Act. In addition to any other restrictions under the Act, holders of YM Common Shares who vote or have instructed a proxyholder to vote such YM Common Shares in favour of the Arrangement Resolution (but only in respect of such YM Common Shares) shall not be entitled to exercise Dissent Rights.

23.                               If a Shareholder gives a Notice of Dissent but is not entitled, for any reason, to be paid the fair value of the YM Common Shares in respect of which the Notice of Dissent was given as contemplated in Section 2 of the Third Schedule to the Act and this Interim Order, such Shareholder shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting Shareholder.

APPLICATION FOR FINAL ORDER

24.                               Upon the approval by the Shareholders of the Arrangement in the manner set forth in this Interim Order, YM may make the Final Application to this Honourable Court for the Final Order on Tuesday, February 5, 2013 at 9:30 a.m. or such later date as the Final Application may be adjourned to, for approval of the Arrangement.

25.                               The only persons entitled to notice of any further proceedings herein, including the Final Application for the Final Order and to appear and be heard thereon shall be persons who have delivered responding materials in accordance with the Civil Procedure Rules of Nova Scotia (“Rules”) (including compliance with the time limits specified therein) and this Interim Order and who have served such responding materials on YM’s solicitors by delivering same by mail, courier or delivery in person to: J. Andrew Fraser, Stewart McKelvey, Purdy’s Wharf Tower One, 900 - 1959 Upper Water Street, P.O. Box 997, Halifax NS B3J 2X2 or by facsimile to: (902) 420-1417.

26.                               In the event that the hearing of the application for the Final Order on February 5, 2013 is adjourned, then only those Shareholders who filed and delivered responding materials in accordance with paragraph 25 herein need be served and provided with notice of the adjourned hearing date.

INTERPRETATION

27.                               To the extent of any inconsistency or discrepancy with respect to the matters provided for in this Interim Order, as between this Interim Order and the articles of association of YM or the terms of any instrument creating or governing the Securities, this Interim Order shall prevail.

SUFFICIENCY OF NOTICE

28.                               Substantial compliance with paragraph 8 of this Interim Order shall constitute good and sufficient notice of the Meeting and the Final Application for the Final Order.

29.                               Accidental failure or omission by YM to give notice of the Meeting and Final Application to any one or more Shareholders, or the non-receipt of such notice, shall not invalidate the giving of notice under paragraph 8 of this Interim Order, shall not invalidate any resolution passed or proceedings taken at the Meeting, and shall not constitute a breach of this Interim Order.

ABRIDGEMENT OF TIME

30.                               Pursuant to Rules 2.03(1)(c) and 5.11, the deadline for YM to file its final affidavit (which will provide the final meeting results from the Meeting), in connection with the Final Application scheduled to be heard on February 5, 2013, shall be extended to January 31, 2013, or such later date prior to the Final Application as this Honourable Court may permit.

Dated 21 day of Dec. 2012.

/s/ Bonnie Dalton
Bonnie Dalton
Deputy Prothonotary

IN THE SUPREME COURT OF NOVA SCOTIA

I hereby certify that the foregoing document, identified by the Seal of the Court, is a true copy of the original document on file herein.

Dated the 21 day of Dec. A.D., 2012

/s/ Bonnie Dalton
Deputy Prothonotary

Schedule 1

For the purposes of this Interim Order, all capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Arrangement Agreement which is attached as Exhibit “A” to the Affidavit.